1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

www.energyxxi.com

November 19, 2015

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Energy XXI Ltd

Energy XXI Gulf Coast, Inc.

Registration Statement on Form S-3

Filed October 5, 2015

File No. 333-207293

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Energy XXI Ltd, Energy XXI Gulf Coast, Inc. and the subsidiary guarantors (the “Registrants”) hereby request that the effectiveness of the above-referenced Registration Statement (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will become effective on November 23, 2015 at 4:00 p.m., New York time, or as soon as thereafter practicable.

The Registrants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

www.energyxxi.com

Should the Staff have any questions or comments, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI LTD

By:	/s/ John D. Schiller, Jr.
Name:	John D. Schiller, Jr.
Title:	President & Chief Executive Officer

ENERGY XXI GULF COAST, INC.
ENERGY XXI USA, INC.
ENERGY XXI GOM, LLC
MS ONSHORE, LLC
ENERGY XXI TEXAS ONSHORE, LLC
ENERGY XXI ONSHORE, LLC
ENERGY XXI PIPELINE, LLC
ENERGY XXI PIPELINE II, LLC
ENERGY XXI LEASEHOLD, LLC
M21K, LLC
SOILEAU CATERING, LLC

By:	/s/ Antonio de Pinho
Name:	Antonio de Pinho
Title:	President

cc:	Sarah K. Morgan, Vinson & Elkins, L.L.P.